UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom AG

Bonn

- ISIN no. DE0005557508 -

- Securities identification code 555750 -

Invitation

to the shareholders’ meeting

We hereby invite our shareholders to attend the

shareholders’ meeting

on Thursday, May 3, 2007, at 10:00 a.m.

to be held at the

Kölnarena, Willy-Brandt-Platz 1, 50679 Köln, Germany.

This translation is for courtesy purposes only. The German original prevails.

Agenda

1.	Draft resolutions for the shareholders’ meeting pursuant to § 176 (1) sentence 1 of the AktG (Aktiengesetz—German Stock Corporation Act).

The Board of Management submits the following draft resolutions pursuant to § 176 (1) sentence 1 of the AktG to the shareholders’ meeting:

■	The approved annual financial statements of Deutsche Telekom AG as of December 31, 2006,

■	The management report,

■	The proposal by the Board of Management on the appropriation of net income,

■	The approved consolidated financial statements as of December 31, 2006,

■	The Group management report and

■	the Supervisory Board’s report.

These documents are available for inspection on the business premises of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, and on the Internet at

http://www.telekom.de

They will also be available for inspection during the shareholders’ meeting.

2.	Resolution on the appropriation of net income.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The net income of EUR 3,160,382,630.24 posted in the 2006 financial year shall be used as follows:

Payment of a dividend of € 0.72 per no par value share carrying dividend rights	= EUR 3,123,552,199.68

and carry forward the remaining balance to unappropriated net income	= EUR 36,830,430.56.

The above total dividend and the above remaining balance to be carried forward to unappropriated net income are based on the dividend-bearing capital stock of EUR 11,105,963,376.64 on February 12, 2007, divided up into 4,338,266,944 no par value shares.

This translation is for courtesy purposes only. The German original prevails.

The number of shares carrying dividend rights may change up to the date on which the vote on the resolution regarding the appropriation of net income is taken. In this case, a suitably amended motion for resolution regarding the appropriation of net income shall be submitted to the shareholders’ meeting if the payment of EUR 0.72 per no par value share carrying dividend rights remains unchanged. The adjustment shall be made as follows: If the number of shares carrying dividend rights and thus the total dividend decreases, the amount to be carried forward to unappropriated net income increases accordingly. If the number of shares carrying dividend rights and thus the total dividend increases, the amount to be carried forward to unappropriated net income decreases accordingly.

The dividend is payable on May 4, 2007.

3.	Resolution on the approval of the actions of the members of the Board of Management for the 2006 financial year.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The actions of the Board of Management members holding office in the 2006 financial year are approved for this period.

4.	Resolution on the approval of the actions of the members of the Supervisory Board for the 2006 financial year.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The actions of the Supervisory Board members holding office in the 2006 financial year are approved for this period.

5.	Resolution on the appointment of the independent auditor and the Group auditor for the 2007 financial year as well as the independent auditor to review the condensed financial statements and the interim management report pursuant to §§ 37w (5), 37y No. 2 of the German Securities Trading Act (Wertpapierhandelsgesetz - WpHG).

The Supervisory Board proposes the adoption of the following resolution:

a)	PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, are jointly appointed as independent auditor and Group auditor for the 2007 financial year, subject to the proviso that each auditor is solely responsible for the tasks of the independent auditor and Group auditor if the other auditor should drop out for a reason for which the Corporation is not responsible.

This translation is for courtesy purposes only. The German original prevails.

b)	PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, are also jointly appointed as independent auditor to review the condensed financial statements and the interim management report pursuant to §§ 37w (5), 37y No. 2 of the WpHG in the 2007 financial year, subject to the proviso that each auditor is solely responsible for the tasks of the auditor associated with the review if the other auditor should drop out for a reason for which the Corporation is not responsible.

6.	Resolution authorizing the Corporation to purchase and use its own shares with possible exclusion of subscription rights and any right to purchase.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

a)	The Board of Management is authorized to purchase a total of up to 436,117,555 no par value shares in the Corporation by November 2, 2008, with the amount of capital stock accounted for by these shares totaling up to EUR 1,116,460,940.80, which is slightly less than 10% of the capital stock, subject to the proviso that the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Corporation which the Corporation has already purchased and still possesses or are to be assigned to it under §§ 71d and 71e of the German Stock Corporation Act (AktG) do not at any time account for more than 10% of the Corporation’s capital stock. This authorization may be exercised in full or in part. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. The shares may also be purchased by dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG.

b)	The purchase is to take place without prejudice to the principle of equal treatment (§ 53a AktG) through the stock exchange or using a public purchase offer addressed to all shareholders.

(1)	If the shares are purchased through the stock exchange, the equivalent value per share paid by the Corporation (without ancillary purchasing costs) may not be more than 5% above or below the market price of the share determined by the opening auction on the trading day in Xetra (or a subsequent system) trading of Deutsche Börse AG.

(2)

If the shares are purchased through a public purchase offer to all shareholders, the purchase price offered or the limits of the purchase price range offered per share (without ancillary purchasing costs) may not be more than 10% above or below the average market price of the share between the 9th and 5th trading day, established on the basis of the arithmetical average of the closing auction prices of the share in Xetra

This translation is for courtesy purposes only. The German original prevails.

(or a subsequent system) trading of Deutsche Börse AG, on the 9th, 8th, 7th, 6th and 5th trading day before the date of the publication of the offer. The volume of the offer may be limited. If the total number of offered shares exceeds this volume, the shares can be purchased in accordance with the ratio of offered shares; furthermore, provision can be made for the preferential acceptance of small quantities of up to 100 shares offered per shareholder as well as for rounding off in accordance with prudent commercial practice in order to avoid arithmetic fractional shares. Any further right to purchase for shareholders is excluded to this extent.

c)	The Board of Management is authorized to sell shares of Deutsche Telekom AG that are purchased based on the above authorization without prejudice to the principle of equal treatment (§ 53a AktG) again through the stock exchange.

d)	The Board of Management is authorized to offer the shares of Deutsche Telekom AG, which are purchased on the strength of the authorization above, to shareholders for subscription on the basis of an offer sent to all the shareholders without prejudice to their subscription rights and without prejudice to the principle of equal treatment of shareholders (§ 53a AktG).

e)	The Board of Management is authorized, with the consent of the Supervisory Board, to sell the shares purchased on the basis of the above authorization other than through the stock exchange or by offering them to all shareholders, if the shares purchased are sold for cash payment at a price that is not significantly lower than the market price of Corporation shares of equal ranking on the date of sale. This authorization is limited to a maximum of 10% of Deutsche Telekom AG’s capital stock on the date of the resolution on this authorization adopted by the shareholders’ meeting, i.e., to a maximum of EUR 1,116,460,940.80 in total, or – if this value is lower – 10% of the capital stock on the date of sale of the shares. The authorized volume decreases by the proportion of capital stock that is accounted for by the shares or that relates to conversion and/or option rights and obligations from bonds issued or sold since this authorization was granted, with subscription rights being excluded, directly pursuant to, in accordance with, or analogous to § 186 (3) sentence 4 AktG.

f)	The Board of Management is authorized, with the consent of the Supervisory Board, to use shares of Deutsche Telekom AG acquired on the basis of the above authorization for the purpose of listing Corporation shares on foreign stock exchanges where they are not quoted.

g)	The Board of Management is authorized, with the consent of the Supervisory Board, to offer or grant shares of Deutsche Telekom AG acquired on the basis of the above authorization to third parties in the context of mergers or acquisitions of other companies, business units or interests in other companies including increasing existing investment holdings.

h)	The Board of Management is authorized to use shares of Deutsche Telekom AG acquired on the basis of the above authorization to fulfill conversion and/or option rights and obligations from convertible bonds and/or bonds with warrants, granted by the Corporation on the basis of the authorization adopted by the shareholders’ meeting under item 9 on the agenda on April 26, 2005.

This translation is for courtesy purposes only. The German original prevails.

i)	The Board of Management is authorized to redeem Deutsche Telekom AG’s shares purchased on the basis of the above authorization, without such redemption or its implementation requiring a further resolution of the shareholders’ meeting. The redemption shall lead to a capital reduction. The Board of Management may determine otherwise, i.e., that the capital stock remains unchanged upon redemption and instead that the proportion of the remaining shares in the capital stock is increased through redemption pursuant to § 8 (3) AktG. In such a case, the Board of Management is authorized to adjust the statement on the number of shares in the Articles of Incorporation.

j)	The subscription rights of the shareholders is excluded if the Board of Management uses shares of Deutsche Telekom AG in compliance with the authorizations above under c), e), f), g), and h). Furthermore, the Board of Management may, with the consent of the Supervisory Board, exclude the subscription right of shareholders for fractional amounts if shares in Deutsche Telekom AG are sold to the Corporation’s shareholders by offering them for sale according to d).

k)	The above authorizations can be used once or several times, individually or jointly, in whole or related to partial volumes of the shares purchased. The price at which shares of Deutsche Telekom AG are listed on such stock exchanges according to the authorization in f) or at which they are provided to third parties in accordance with the authorizations in c) and e) may not be more than 5% below the market price established by the opening auction in Xetra (or a subsequent system) trading of Deutsche Börse AG on the day of the initial public offering or of the binding agreement with the third party. If on the day concerned no such market price is determined or is not determined by the time of the initial public offering or the binding agreement with the third party, then the last closing price of the Deutsche Telekom AG share determined in Xetra (or a subsequent system) trading of Deutsche Börse AG shall be decisive instead.

l)	The authorization granted to the Board of Management under item 6 of the agenda by the shareholders’ meeting of Deutsche Telekom AG on May 3, 2006, to acquire its own shares, shall end when this new authorization takes effect; the authorizations granted by the shareholders’ meeting resolution of May 3, 2006, on the use of the Corporation shares acquired remain unaffected.

7.	Resolution on the cancellation of the existing contingent capital I and III as well as the relevant amendment to § 5 of the Articles of Incorporation.

The mandatory convertible bond issued in February 2003 on the basis of the Board of Management’s authority to issue convertible bonds and/or bonds with warrants as resolved by the shareholders’ meeting on May 29, 2001 (item 11 on the agenda) was converted into shares of Deutsche Telekom AG on June 1, 2006. Since there are no longer any conversion or subscription rights, which are secured by the

This translation is for courtesy purposes only. The German original prevails.

remaining contingent capital I, and the authorization to grant such conversion and subscription rights has meantime expired, the remaining contingent capital I, totaling EUR 82,733,936.64, shall be cancelled in full and § 5 (4) of the Articles of Incorporation deleted without replacement.

The authorization to grant subscription rights on the basis of Deutsche Telekom’s 2000 Stock Option Plan, regarding which a resolution was adopted by the shareholders’ meeting on May 25, 2000 concerning items 9 and 10 on the agenda, was cancelled by means of the resolution adopted by the shareholders’ meeting on May 29, 2001 concerning item 8 on the agenda, to the extent that such authorization had not yet been made use of. The subscription rights granted on the basis of Deutsche Telekom’s 2000 Stock Option Plan – before the authorization was cancelled – expired on July 20, 2005, at the end of their five-year life without replacement or compensation. For these reasons, there are no longer any subscription rights, which are secured by the contingent capital III, nor can such subscription rights arise in future. The contingent capital III, totaling EUR 2,621,237.76, shall thus be cancelled in full and § 5 (6) of the Articles of Incorporation deleted without replacement.

The Board of Management and the Supervisory Board therefore propose the adoption of the following resolution:

a)	The contingent capital I resolved by the shareholders’ meeting on May 29, 2001 concerning item 11 on the agenda shall be cancelled in full with regard to the remaining balance of EUR 82,733,936.64 after issuing the shares offered under subscription options.

§ 5 (4) of the Articles of Incorporation shall be deleted without replacement.

b)	The contingent capital III totaling EUR 2,621,237.76 resolved by the shareholders’ meeting on May 25, 2000 concerning item 9 on the agenda and reduced by means of the resolution concerning item 8 on the agenda of the shareholders’ meeting on May 29, 2001 shall be cancelled in full.

§ 5 (6) of the Articles of Incorporation shall be deleted without replacement.

c)	The existing § 5 (5) of the Articles of Incorporation shall become § 5 (4) of the Articles of Incorporation. The existing subparagraphs (7) through (11) of § 5 of the Articles of Incorporation shall become subparagraphs (5) through (9) of § 5 of the Articles of Incorporation.

8.	Resolution on the approval of forwarding information electronically to Deutsche Telekom AG shareholders as well as supplement to § 4 of the Articles of Incorporation.

Under the terms of §§ 30b (3) No. 1, 46 (3) of the WpHG, inserted by virtue of the Transparency Directive Implementation Act (Transparenzrichtlinie-Umsetzungsgesetz) (legislation enacting Directive 2004/109/EC of the European Parliament and of the Council dated December 15, 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities

This translation is for courtesy purposes only. The German original prevails.

are admitted to trading on a regulated market and amending Directive 2001/34/EC), stock corporations may only forward information to their shareholders electronically after December 31, 2007 if, in addition to the individual consent of the shareholder concerned and fulfillment of other, especially certain technical, requirements, the shareholders’ meeting has approved this mode of transferring information. To ensure that documentation regarding the shareholders’ meeting and other information can still be sent to shareholders electronically in future, the shareholders’ meeting should approve the electronic forwarding of information and a relevant provision also included in the Articles of Incorporation.

The Board of Management and the Supervisory Board therefore propose the adoption of the following resolution:

a)	The forwarding of information electronically to Deutsche Telekom AG shareholders is hereby approved in accordance with § 30b (3) No. 1 a) of the WpHG, as amended, pursuant to the Transparency Directive Implementation Act dated January 5, 2007 (Official Gazette 2007 Part I No. 1, p. 10).

b)	The heading of § 4 of the Articles of Incorporation is amended as follows:

“Announcements and Information”

The existing provision in § 4 of the Articles of Incorporation shall become § 4 (1) of the Articles of Incorporation. Subparagraph (2) shall be added to § 4 of the Articles of Incorporation as follows:

“(2) The Corporation shall be entitled as permitted by law to forward information to its shareholders electronically.”

9.	Election of a Supervisory Board member.

By order of Bonn Local Court of May 15, 2006, Mr. Lawrence H. Guffey has been appointed a member of the Corporation’s Supervisory Board with effect from June 1, 2006 in lieu of Dr. Hans-Jürgen Schinzler, who resigned from office with effect from May 31, 2006. An election by the shareholders’ meeting shall now replace the appointment by order of the court.

The Supervisory Board therefore proposes

that Mr. Lawrence H. Guffey, London, Senior Managing Director, The Blackstone Group International Limited, be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2011 financial year. He is thus to be elected not just for the remaining part of the original term of office of Dr. Hans-Jürgen Schinzler, but for the period up to the end of the shareholders’ meeting that passes a resolution on the approval of the Supervisory Board’s actions for the fourth financial year following the commencement of the term of office. The financial year in which the term of office commences is not counted.

This translation is for courtesy purposes only. The German original prevails.

Details on item 9 in accordance with § 125 (1) sentence 3 AktG:

Mr. Lawrence H. Guffey is a member of the Supervisory Boards that must be formed by law of comparable domestic or foreign supervisory bodies of the following commercial entities: Axtel Ote Corporation, San Pedro Garza Garcia, Nuevo León, Mexico; Cineworld Corporation, London, United Kingdom; TDC AS Corporation, Copenhagen, Denmark; Paris Review, New York, USA. Beyond this, Mr. Lawrence H. Guffey is not a member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

10.	Election of a Supervisory Board member.

By order of Bonn Local Court dated October 5, 2006, Mr. Ulrich Hocker has been appointed a member of the Corporation’s Supervisory Board with effect from October 14, 2006 in lieu of Dr. Matthias Döpfner, who resigned from office with effect from October 13, 2006. An election by the shareholders’ meeting shall now replace the appointment by order of the court.

The Supervisory Board therefore proposes

that Mr. Ulrich Hocker, Düsseldorf, Manager-in-Chief of the Deutsche Schutzvereinigung für Wertpapierbesitz e. V., be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2011 financial year. He is thus to be elected not just for the remaining part of the original term of office of Dr. Matthias Döpfner, but for the period up to the end of the shareholders’ meeting that passes a resolution on the approval of the Supervisory Board’s actions for the fourth financial year following the commencement of the term of office. The financial year in which the term of office commences is not counted.

Details on item 10 in accordance with § 125 (1) sentence 3 AktG:

Mr. Ulrich Hocker is a member of the Supervisory Boards that must be formed by law of the following commercial entities: E.ON AG, Düsseldorf; Feri Finance AG, Bad Homburg; Karstadt Quelle AG, Essen; ThyssenKrupp Stainless AG, Duisburg. In addition, Mr. Ulrich Hocker is a member of comparable domestic or foreign supervisory bodies of the following commercial entities: Gartmore SICAV, Luxembourg, Luxembourg; Phoenix Mecano AG, Stein am Rhein, Switzerland. Mr. Ulrich Hocker is not a member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

This translation is for courtesy purposes only. The German original prevails.

Details on items 9 and 10 in accordance with § 124 (2), sentence 1 AktG:

Pursuant to §§ 96 (1), 101 (1) of the AktG (Aktiengesetz - German Stock Corporation Act) in conjunction with § 7 (1) sentence 1, no. 3 of the MBR (Mitbestimmungsgesetz - Co-determination Law) of 1976, the Supervisory Board of Deutsche Telekom AG is composed of ten members representing shareholders and ten members representing employees. The shareholders’ meeting is not bound by the nomination proposals for the election of Supervisory Board members representing shareholders.

11.	Resolution on the approval of the control and profit and loss transfer agreement with T-Mobile International AG.

Deutsche Telekom AG concluded on February 7, 2007 a control and profit and loss transfer agreement with T-Mobile International AG with its registered office in Bonn.

In essence, the control and profit and loss transfer agreement between Deutsche Telekom AG and T-Mobile International AG contains the following:

■	T-Mobile International AG shall submit the management of its enterprise to Deutsche Telekom AG.

■	Deutsche Telekom AG shall be entitled to give instructions to the Board of Management of T-Mobile International AG with regard to how T-Mobile International AG should be managed. This authority to give instructions notwithstanding, the Board of Management of T-Mobile International AG shall continue to be responsible for managing the business and representing T-Mobile International AG. The authority to give instructions shall not apply to the amendment, maintenance or termination of the actual control and profit and loss transfer agreement.

■	T-Mobile International AG is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. Pursuant to § 301 AktG the net income reduced by any loss carried forward from the previous year that would have occurred under the relevant commercial law without the profit transfer, less the amount to be allocated to the statutory reserves in accordance with § 300 AktG, shall be transferred.

■	T-Mobile International AG may, with Deutsche Telekom AG’s consent, allocate amounts from net income to retained earnings (§ 272 (3) of the German Commercial Code (HGB)), except for the statutory reserves, to the extent that this is permissible under commercial law and economically justifiable based on a reasonable commercial assessment. The right to transfer profits arises at the end of the financial year. It falls due with the value date at this time.

■	If amounts have been allocated to other retained earnings during the term of the agreement, these amounts can be taken from other retained earnings and transferred as profit.

■	Pursuant to § 302 (1) AktG, Deutsche Telekom AG shall be obliged vis-à-vis T-Mobile International AG to compensate any net loss for the year otherwise arising during the term of the agreement unless this was

This translation is for courtesy purposes only. The German original prevails.

offset through amounts being taken from other retained earnings to which such amounts were appropriated during the term of the agreement. The loss compensation claim arises at the end of the financial year. It falls due with the value date at this time. In all other respects, § 302 AktG, as amended, applies analogously.

■	The control and profit and loss transfer agreement shall enter into force upon entry in the commercial register at T-Mobile International AG’s registered office in relation to the provisions governing the subordination of the management and authority to give instructions, and shall apply retroactively from January 1, 2007 in all other respects.

■	The control and profit and loss transfer agreement may be terminated for the first time by giving one month’s notice with effect from the end of the year, at the end of which the fiscal unit for German corporate income tax purposes established in this agreement shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for a period of five years, § 14 (1) no. 3 of the German Corporate Income Tax Law (KStG)). If it is not terminated, it shall be automatically extended for one further year with the same notice period.

■	Furthermore, the parties are able to terminate the control and profit and loss transfer agreement for good cause. Good cause is especially the sale or contribution of T-Mobile International AG by Deutsche Telekom AG or the merger, split-up, or liquidation of one of the two parties.

■	If individual provisions of the control and profit and loss transfer agreement are or become invalid or unenforceable, this shall not affect the validity of the remaining provisions. Any invalid or unenforceable agreement is to be replaced by one that most closely approximates the economic effect of the invalid or unenforceable clause in a permissible way.

■	The control and profit and loss transfer agreement was concluded subject to the approval of the Supervisory Board of Deutsche Telekom AG and the Supervisory Board of T-Mobile International AG.

At the time of conclusion of the control and profit and loss transfer agreement and (unchanged) also at the time of the shareholders’ meeting of Deutsche Telekom AG (i) T-Mobile International Holding GmbH was or is the sole shareholder of T-Mobile International AG, (ii) Deutsche Telekom AG was or is the sole shareholder of T-Mobile International Holding GmbH and (iii) T-Mobile International Holding GmbH, as a dependent company, was or is affiliated to Deutsche Telekom AG, as the controlling company, by means of a control and profit and loss transfer agreement. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

Both the Supervisory Board of Deutsche Telekom AG and the Supervisory Board of T-Mobile International AG have approved the conclusion of the control and profit and loss transfer agreement.

The shareholders’ meeting of T-Mobile International AG has also already approved the control and profit and loss transfer agreement.

This translation is for courtesy purposes only. The German original prevails.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at T-Mobile International AG’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of February 7, 2007 between Deutsche Telekom AG and T-Mobile International AG is approved.

Notes on item 11 on the agenda:

The following documents are available for inspection by shareholders on the business premises of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, as well as during the shareholders’ meeting. They are also available on Deutsche Telekom AG’s website at

http://www.telekom.de

■	The control and profit and loss transfer agreement.

■	The annual financial statements and consolidated financial statements of Deutsche Telekom AG for the 2004, 2005 and 2006 financial years, the combined management report of Deutsche Telekom AG and the Group for the 2004 financial year and the management reports of Deutsche Telekom AG and the Group management reports for the 2005 and 2006 financial years.

■	The annual financial statements and management reports of T-Mobile International AG for the 2004, 2005 and 2006 financial years.

■	The joint report of the Board of Management of Deutsche Telekom AG and the Board of Management of T-Mobile International AG compiled in accordance with § 293a AktG.

■	The audit report of the joint contract auditor PKF Fasselt & Partner Wirtschaftsprüfungsgesellschaft, Duisburg, appointed by order of the court in accordance with § 293e AktG.

12.	Resolution on the approval of the control and profit and loss transfer agreement with Plinius Telekommunikationsdienste GmbH.

On March 9, 2007, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Plinius Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary).

In essence, the control and profit and loss transfer agreement between Deutsche Telekom AG and the subsidiary contains the following:

This translation is for courtesy purposes only. The German original prevails.

■	The subsidiary shall submit the management of its enterprise to Deutsche Telekom AG.

■	Deutsche Telekom AG shall be entitled to give instructions to the management of the subsidiary with regard to how the subsidiary should be managed. The authority to give instructions notwithstanding, the subsidiary’s senior management shall continue to be responsible for managing the business and representing the subsidiary. The authority to give instructions shall not apply to the amendment, maintenance or termination of the actual control and profit and loss transfer agreement.

■	The subsidiary is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. Pursuant to § 301 AktG the net income reduced by any loss carried forward from the previous year that would have occurred under the relevant commercial law without the profit transfer, less the amount to be allocated to the statutory reserves in accordance with § 300 AktG, shall be transferred.

■	The subsidiary may, with Deutsche Telekom AG’s consent, allocate amounts from net income to retained earnings (§ 272 (3) of the German Commercial Code (HGB)), except for the statutory reserves, to the extent that this is permissible under commercial law and economically justifiable based on a reasonable commercial assessment. The right to transfer profits arises at the end of the financial year. It falls due with the value date at this time.

■	If amounts were allocated to other retained earnings during the term of the agreement, these amounts can be taken from other retained earnings and transferred as profit.

■	Pursuant to § 302 (1) AktG, Deutsche Telekom AG shall be obliged vis-à-vis the subsidiary to compensate any net loss for the year otherwise arising during the term of the agreement unless this was offset through amounts being taken from other retained earnings to which such amounts were appropriated during the term of the agreement. The loss compensation claim arises at the end of the financial year. It falls due with the value date at this time. In all other respects, § 302 AktG, as amended, applies analogously.

■	The control and profit and loss transfer agreement shall enter into force upon entry in the commercial register at the subsidiary’s registered office in relation to the provisions governing the subordination of the management and authority to give instructions, and shall apply retroactively from January 1, 2007 in all other respects.

■	The control and profit and loss transfer agreement may be terminated for the first time by giving one month’s notice with effect from the end of the year, at the end of which the fiscal unit for German corporate income tax purposes established in this agreement shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for a period of time of five years, § 14 (1) no. 3 in conjunction with § 17 of the German Corporate Income Tax Law). If it is not terminated, it shall be automatically extended for one further year with the same notice period.

This translation is for courtesy purposes only. The German original prevails.

■	Furthermore, the parties are able to terminate the control and profit and loss transfer agreement for good cause. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up, or liquidation of one of the two parties.

■	If individual provisions of the control and profit and loss transfer agreement are or become invalid or unenforceable, this shall not affect the validity of the remaining provisions. Any invalid or unenforceable agreement is to be replaced by one that most closely approximates the economic effect of the invalid or unenforceable clause in a permissible way.

At the time of the conclusion of the control and profit and loss transfer agreement and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 9, 2007 between Deutsche Telekom AG and Plinius Telekommunikationsdienste GmbH is approved.

13.	Resolution on the approval of the control and profit and loss transfer agreement with Sallust Telekommunikationsdienste GmbH.

On March 9, 2007, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Sallust Telekommunikationsdienste GmbH (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with Plinius Telekommunikationsdienste GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with Plinius Telekommunikationsdienste GmbH as described in item 12 on the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

This translation is for courtesy purposes only. The German original prevails.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 9, 2007 between Deutsche Telekom AG and Sallust Telekommunikationsdienste GmbH is approved.

14.	Resolution on the approval of the control and profit and loss transfer agreement with Tibull Telekommunikationsdienste GmbH.

On March 9, 2007, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Tibull Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with Plinius Telekommunikationsdienste GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with Plinius Telekommunikationsdienste GmbH as described in item 12 on the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 9, 2007 between Deutsche Telekom AG and Tibull Telekommunikationsdienste GmbH is approved.

This translation is for courtesy purposes only. The German original prevails.

Information on items 12 through 14 on the agenda:

The following documents are available for inspection by shareholders on the business premises of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, as well as during the shareholders’ meeting. They are also available on Deutsche Telekom AG’s website at

http://www.telekom.de

■	The control and profit and loss transfer agreements with Plinius Telekommunikationsdienste GmbH, Sallust Telekommunikationsdienste GmbH, and Tibull Telekommunikationsdienste GmbH (hereinafter referred to as the subsidiaries).

■	The annual financial statements and consolidated financial statements of Deutsche Telekom AG for the 2004, 2005 and 2006 financial years, the combined management report of Deutsche Telekom AG and the Group for the 2004 financial year, and the management reports of Deutsche Telekom AG and the Group management reports for the 2005 and 2006 financial years.

■	The opening balance sheets of the subsidiaries.

■	The joint reports of the Board of Management of Deutsche Telekom AG and the respective senior management of the subsidiaries compiled in accordance with § 293a AktG.

Board of Management’s report to the shareholders’ meeting

Board of Management’s report on item 6 on the agenda: Report on the exclusion of subscription rights in the event of the sale of the Corporation’s own shares pursuant to § 71 (1) No. 8, § 186 (4) sentence 2 of AktG.

Item 6 on the agenda contains the proposal to authorize the Corporation to acquire up to 436,117,555 of its own no par value shares, with the amount of capital stock accounted for by these shares totaling up to EUR 1,116,460,940.80 – which is just under 10% of the capital stock – by November 2, 2008, pursuant to § 71 (1) No. 8 AktG. The existing authorization granted by the shareholders’ meeting on May 3, 2006, is due to expire on November 2, 2007, and is therefore to be replaced.

On the basis of the authorization proposed in item 6 on the agenda, the Corporation can acquire its own shares either on the stock exchange or by means of a public offer to purchase shares that is sent to all shareholders.

Under the proposed authorization, if the Corporation purchases its own shares by means of a public offer, the shares can be purchased on the basis of the ratio of shares

This translation is for courtesy purposes only. The German original prevails.

offered (offer quotas), providing the total number of shares offered exceeds a volume specified by the Board of Management. Only if the purchase is essentially made based on offer quotas rather than shareholding quotas will the purchase process be economically viable. Furthermore, provision can be made for the preferential acceptance of small quantities of up to 100 shares offered per shareholder. This option is designed on the one hand to avoid having a small remainder of shares, which tends to be uneconomical, as well as potentially discriminating against small shareholders. It also helps simplify the technical aspects of the purchase process. Finally, provision can be made in all instances to round off in accordance with proven commercial practice to avoid arithmetic fractional shares. In this respect, the purchase quota and/or the number of shares to be purchased by the individual shareholder using the offer can in fact be rounded off in accordance with commercial practice, as necessary to represent the purchase of whole shares in the processing system. To this extent, the Board of Management and Supervisory Board are convinced that the exclusion of any further right to purchase is necessary, justified, and reasonable vis-à-vis shareholders.

The Corporation’s own shares can be purchased in accordance with the proposed authorization of Deutsche Telekom AG directly or indirectly through dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG.

The authorization in item 6 on the agenda provides for the Corporation’s own shares purchased to be resold through the stock exchange or by means of an offer sent to all shareholders. Moreover, Deutsche Telekom AG is to be able to sell its own shares, other than through the stock exchange or an offer to all shareholders to sell them for a cash payment, at a price which is not significantly lower than the market price. In addition, Deutsche Telekom AG is to be able to use its own reacquired shares to list these shares on foreign stock markets on which the Corporation’s shares have not yet been listed. Furthermore, the Corporation is to have the option of acquiring its own shares so that it can offer or grant these to third parties in the context of mergers or acquisitions of companies, business units, or interests in companies, including increasing existing investment holdings. In addition, it is also to be possible to use the Corporation’s own shares to fulfill conversion and/or option rights and obligations from bonds issued by the Corporation on the basis of the authorization granted by the shareholders’ meeting under item 9 on the agenda on April 26, 2005. Deutsche Telekom AG is to be able to redeem its own shares without a renewed resolution of the shareholders’ meeting.

If the Board of Management sells its own shares on the stock exchange, shareholders do not have any subscription rights. Under § 71 (1) No. 8 sentence 4 AktG, the disposal of the Corporation’s own shares through the stock exchange – as well as the acquisition of its shares through the stock exchange – is sufficient for the purposes of complying with the principle of equal treatment pursuant to § 53a AktG.

Pursuant to § 71 (1) No. 8 sentence 5 AktG in conjunction with § 186 (3) sentence 4 AktG, the Board of Management is to be authorized, with the consent of the Supervisory Board, to sell the reacquired shares of Deutsche Telekom AG, excluding the subscription rights of the shareholders, with this part of the capital stock representing no more than 10% of the capital stock if the Board of Management sells the reacquired shares of Deutsche Telekom AG other than through the stock exchange or an offer to all shareholders for a cash payment at a price that is not significantly lower than the market price of Corporation shares of equal ranking on the date of sale. The price at which the Corporation’s own repurchased shares are sold to third parties

This translation is for courtesy purposes only. The German original prevails.

must not be more than 5% below the market price determined by the opening auction in Xetra (or a subsequent system) trading of Deutsche Börse AG on the day of the binding agreement with the third party. If on the day concerned no such market price is determined or is not determined by the time of the binding agreement with the third party, then the last closing price of the Deutsche Telekom AG share determined in auction-based Xetra (or a subsequent system) trading of Deutsche Börse AG shall be decisive instead. The final price at which Corporation shares are sold is set just before they are sold.

This option of selling reacquired Corporation shares to the exclusion of subscription rights for a cash payment serves the interests of the Corporation to attain the best possible price when selling its own shares. The option of excluding subscription rights in accordance with § 186 (3) sentence 4 AktG enables the Corporation to take advantage of opportunities arising from any given situation on the stock market to place shares quickly, flexibly, and cost-effectively. The amount realized by setting a price close to market levels results in a considerably higher inflow of cash than would be the case if shareholders were able to exercise their subscription rights, and therefore brings about the largest possible addition of capital resources. Moreover, the elimination of the need to spend time and money processing subscription rights makes it possible for the Corporation to take advantage of short-term market opportunities to quickly raise shareholders’ equity and also to attract new groups of shareholders in Germany and abroad.

Although § 186 (2) sentence 2 AktG permits the announcement of the subscription price no later than three days before the expiry of the subscription period, this also entails a risk given the volatility of the stock markets, i.e., a risk of a price change over several days, which can lead to safety margins being deducted when fixing the sales price and thus to conditions which are not in line with those of the market. In addition, the Corporation is unable to respond quickly to favorable market conditions if a subscription right is granted due to the length of the subscription period.

This option of selling Corporation shares under the best possible conditions and without a significant subscription rights markdown is especially important for the Corporation because it must be able to swiftly and flexibly exploit market opportunities that change rapidly and arise in new markets.

The proposed authorization is limited to a maximum of up to 10% of the capital stock of the Corporation. The capital stock of the Corporation on the date the resolution is adopted at the shareholders’ meeting on May 3, 2007, is decisive. Should the capital stock be reduced, for example through the redemption of reacquired Corporation shares, the amount of capital stock on the date of the sale of the shares is decisive. The authorized volume should be decreased by the proportion of capital stock that is accounted for by the shares or that relates to conversion and/or option rights and obligations from bonds issued or sold since the shareholders’ meeting on May 3, 2007 adopted the resolution directly pursuant to, in accordance with or analogous to § 186 (3) sentence 4 AktG. This should ensure that the 10% limit provided for in § 186 (3) sentence 4 AktG is observed taking into account all authorizations with the option of excluding subscription rights in accordance with § 186 (3) sentence 4 AktG. Due to the fact that the authorization is limited to this level and the sales price for the

This translation is for courtesy purposes only. The German original prevails.

Corporation’s shares to be granted has to be oriented to the market price, shareholders’ financial interests and voting rights are suitably safeguarded when Corporation shares are sold to third parties and shareholders’ subscription rights excluded on the basis of the provision in § 71 (1) No. 8 sentence 5 in conjunction with § 186 (3) sentence 4 AktG.

The subscription rights of the shareholders are also to be excluded if the Board of Management uses the reacquired shares of Deutsche Telekom AG, with the consent of the Supervisory Board, to list the Corporation’s shares on foreign stock exchanges on which the shares have not yet been listed. Deutsche Telekom AG is engaged in fierce competition on the international capital markets. For its future business development, it is of crucial importance that the Corporation be appropriately endowed with equity capital and have the opportunity to obtain equity capital on the market at all times and under appropriate conditions. For this reason, Deutsche Telekom AG is endeavoring to broaden its base of shareholders in other countries as well and to make investment in the Corporation’s shares an attractive proposition. Deutsche Telekom AG needs to be able to tap into the world’s major capital markets. The price at which the Corporation’s own reacquired shares are listed on foreign stock exchanges may not be more than 5% below the market price established by the opening auction in Xetra (or a subsequent system) trading of Deutsche Börse AG on the first day of listing. If on the day concerned no such market price is determined, or is not determined by the time of the initial public offering, then the last closing price of the Deutsche Telekom AG share determined in auction-based Xetra (or a subsequent system) trading of Deutsche Börse AG shall be decisive instead.

The subscription rights of shareholders should also be excluded if the Board of Management offers or grants the reacquired Deutsche Telekom AG shares to third parties in the context of mergers or acquisitions of companies, business units, or interests in other companies, including increasing existing investment holdings, with the approval of the Supervisory Board. Deutsche Telekom AG is engaged in national and global competition. It must therefore always be in a position to act swiftly and flexibly on national and international markets. This includes the opportunity to improve its competitive position through mergers with other companies or the acquisition of companies, business units, and interests in companies. This also includes increasing investments in Group companies.

The optimal exploitation of this opportunity in the interest of shareholders and the Corporation involves, in individual cases, carrying out the merger or the acquisition of companies, business units, or interests in companies by offering the shares of the acquiring company. It has been seen in practice both on international and national markets that the shares of the acquiring company are often demanded as the consideration for attractive acquisitions. For this reason, Deutsche Telekom AG must be given the opportunity of having its own shares at its disposal so that it can offer and grant these as a consideration in the context of mergers or acquisitions of companies, business units, or interests in companies. While, on the one hand, the authorized capital in 2004 serves this purpose pursuant to § 5 (2) of the Articles of Incorporation of Deutsche Telekom AG, there is also to be the option of using the Corporation’s own reacquired shares as an acquisition currency.

The proposed authorization is designed to give Deutsche Telekom AG the leeway it requires to flexibly exploit opportunities for mergers or the acquisition of companies, business units, or interests in other companies and in doing so to also provide its own shares as a consideration without increasing capital – more time-consuming given the

This translation is for courtesy purposes only. The German original prevails.

need for entry in the commercial register – where this is appropriate. To be able to carry out such transactions swiftly and with the necessary flexibility, the Board of Management needs to be authorized to grant its own shares, excluding the subscription rights of shareholders, with the consent of the Supervisory Board.

There are currently no specific plans to make use of this authorization. The Board of Management shall examine each case to decide whether to apply this authorization to use the Corporation’s own shares, to the exclusion of subscription rights, if specific opportunities for mergers or to acquire companies, business units, or interests in companies arise. The Board of Management shall only use the authorization if it is convinced that issuing Deutsche Telekom AG shares for a merger or acquisition is in the best interests of the Corporation.

In addition, it is also to be possible to use the Corporation’s own shares to fulfill conversion and/or option rights and obligations from bonds issued by the Corporation on the basis of the authorization granted by the shareholders’ meeting under item 9 on the agenda on April 26, 2005. Instead of increasing capital, it may be appropriate at times to use the Corporation’s own shares entirely or partially to fulfill subscription rights to Corporation shares arising from these bonds; in this respect it is a suitable way of counteracting the dilution of capital stock and the voting rights of shareholders, which may occur to some extent if these rights are fulfilled by creating new shares. The authorization therefore provides for the Corporation’s own shares to be used in such a way. In this respect, the subscription rights of shareholders are also to be excluded. The authorization granted under item 9 on the agenda by resolution of the shareholders’ meeting on April 26, 2005, is available for inspection at the commercial register in Bonn as part of the notarized minutes of this shareholders’ meeting. The resolution can also be found in the invitation to the shareholders’ meeting on April 26, 2005, which has been published in the electronic Federal Gazette dated March 15, 2005. The wording of the authorization resolution has been available for inspection by shareholders on the business premises of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, ever since this year’s shareholders’ meeting was called and will be available during the shareholders’ meeting. It may also be viewed at Deutsche Telekom AG’s website:

http://www.telekom.de

Upon request, it will be sent to every shareholder without delay and free of charge.

Finally, the Board of Management is to be entitled to exclude shareholder subscription rights for fractional amounts with the consent of the Supervisory Board when offering the Corporation shares for sale to the shareholders of the Corporation. The possibility of excluding subscription rights for fractional amounts serves the purpose of practically implementing the subscription ratio. The Corporation shares excluded from the shareholders’ subscription rights as free fractional shares are realized by selling them on the stock exchange or in some other way at the best price available for the Corporation. Due to the limitation to fractional amounts the potential dilution effect is low.

Considering all the above-mentioned facts and circumstances, the Board of Management and the Supervisory Board regard the exclusion of the subscription right in the cases specified as justified and reasonable for the shareholders for the reasons given. The Board of Management shall report to the shareholders’ meeting on the details of any plans to make use of the authorization to reacquire Corporation shares.

This translation is for courtesy purposes only. The German original prevails.

Right to Participate and Voting Right

The total number of issued shares, each of which has a voting right, amounts to 4,361,175,555 on the date the shareholders’ meeting was called (in accordance with § 30b (1) no. 1 of the Securities Trading Act (Wertpapierhandelsgesetz - WpHG).

Shareholders are eligible to participate in the shareholders’ meeting and to exercise the right to vote at the shareholders’ meeting under § 16 of the Articles of Incorporation if they are entered in the shareholders’ register, and have registered with the Corporation on time, i.e.

by midnight on Thursday, April 26, 2007,

in writing, by fax, or electronically via the Internet.

It is possible to register with the Corporation in the following ways:

Either in writing at the following address:

DTAG Hauptversammlung 2007

c/o ADEUS Aktienregister-Service-GmbH

20683 Hamburg

Germany

or by fax on the fax number +49-228-181-78879

or electronically via the Internet in accordance with the stipulated procedure at the website

http://www.agm-telekom.de

Details on the procedure to follow when registering via the Internet can be found at the above website. The procedure stipulated for registering via the Internet requires the shareholder to have been entered in the shareholders’ register no later than two weeks before the date of the shareholders’ meeting.

Voting rights may be exercised by a proxy – for example, by a bank, a shareholders’ association or the proxies appointed by the Corporation. If neither a bank nor a shareholders’ association is to be granted authorization, the proxy authorization must be provided in writing or in accordance with the stipulated procedure via the Internet at the above website (http://www.agm-telekom.de). The procedure stipulated for granting a proxy via the Internet requires the shareholder to have been entered in the shareholders’ register no later than two weeks before the date of the shareholders’ meeting. The written form is also adhered to if the Corporation receives the signed proxy document by midnight on Thursday April 26, 2007 by fax on the fax number +49 -228-181-78879.

We will inform our shareholders of the details for voting by proxy and issuing instructions and provide forms for this purpose when the invitations to the shareholders’ meeting are sent out.

This translation is for courtesy purposes only. The German original prevails.

Counter-motions on Board of Management or Supervisory Board proposals concerning a specific item on the agenda, and nominations for the election of the independent auditor or for the election of a member to the Supervisory Board can be sent to the following address:

Gegenanträge

zur Hauptversammlung DTAG 2007

Postfach 19 29

53009 Bonn

Germany

Fax: +49-228-181-88259

E-mail: gegenantraege.bonn@telekom.de

Motions and nominations for elections sent to any other address will not be taken into account when notice of such motions or nominations is given in accordance with §§ 126, 127 AktG. Motions and nominations submitted by shareholders that need to be made generally available and have been received by midnight on Thursday, April 19, 2007

will be made public, stating the name of the shareholder, the reasons and any management comments, at the following website:

http://www.telekom.de

Owners of American Depositary Shares (ADS) who intend to take part in the shareholders’ meeting can register via: Deutsche Bank Trust Company Americas, USA. Shareholders who hold their shares in Japan through Japan Securities Clearing Corporation and who wish to exercise their right to vote should get in touch with The Sumitomo Trust & Banking Co. Ltd., Tokyo, Japan.

Every shareholder will, upon request, be sent a copy of the documents, which will also be available for inspection at the shareholders’ meeting, without delay and free of charge.

These documents can also be retrieved from the Internet at

http://www.telekom.de

According to the resolution adopted by the Board of Management and the Supervisory Board, the shareholders’ meeting will be broadcast live at full length on the Internet, pursuant to § 15 (2) of the Articles of Incorporation, at

http://www.telekom.de/agm-live

Bonn, March 2007

Deutsche Telekom AG

Board of Management

This translation is for courtesy purposes only. The German original prevails.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: March 23, 2007